                                                                   EXHIBIT 99(I)

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

            CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDED OCTOBER 31, 2001

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

                                                                   Second Quarter Ended
                                                            -----------------------------------
                                                            October 31, 2001   November 1, 2000
                                                                FY 2002            FY 2001
                                                            ----------------   ----------------
                                                                        (Unaudited)
                                                                      (in thousands)
Sales.....................................................     $1,221,044         $1,248,110
Cost of products sold.....................................        728,363            771,974
                                                               ----------         ----------
Gross profit..............................................        492,681            476,136
Selling, general and administrative expenses..............        266,375            270,239
Royalty expense to related parties........................         48,240             26,613
                                                               ----------         ----------
Operating income..........................................        178,066            179,284
Interest income...........................................         10,397             35,915
Interest expense..........................................         54,082              4,561
Dividends from related parties............................         30,605                 --
Other expenses, net.......................................          9,434              6,261
                                                               ----------         ----------
Income before income taxes and minority interest..........        155,552            204,377
Provision for income taxes................................          9,373             75,592
                                                               ----------         ----------
Income before minority interest...........................        146,179            128,785
Minority interest.........................................       (130,219)                --
                                                               ----------         ----------
Net income................................................     $   15,960         $  128,785
                                                               ==========         ==========

     See notes to condensed consolidated and combined financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

                                                                     Six Months Ended
                                                            -----------------------------------
                                                            October 31, 2001   November 1, 2000
                                                                FY 2002            FY 2001
                                                            ----------------   ----------------
                                                                        (Unaudited)
                                                                      (in thousands)
Sales.....................................................     $1,777,783         $2,344,574
Cost of products sold.....................................      1,048,683          1,425,873
                                                               ----------         ----------
Gross profit..............................................        729,100            918,701
Selling, general and administrative expenses..............        400,453            508,354
Royalty expense to related parties........................         71,338             50,705
                                                               ----------         ----------
Operating income..........................................        257,309            359,642
Interest income...........................................         22,160             63,890
Interest expense..........................................        106,255              6,222
Dividends from related parties............................         69,124                 --
Other expenses, net.......................................          9,232              9,868
                                                               ----------         ----------
Income before income taxes, minority interest and
  cumulative effect of accounting change..................        233,106            407,442
Provision for income taxes................................         18,715            150,726
                                                               ----------         ----------
Income before minority interest and cumulative effect of
  accounting change.......................................        214,391            256,716
Minority interest.........................................       (182,524)                --
                                                               ----------         ----------
Income before cumulative effect of accounting change......         31,867            256,716
Cumulative effect of accounting change....................             --             (4,849)
                                                               ----------         ----------
Net income................................................     $   31,867         $  251,867
                                                               ==========         ==========

     See notes to condensed consolidated and combined financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
               CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

                                                              October 31, 2001    May 2, 2001*
                                                                  FY 2002           FY 2001
                                                              ----------------    ------------
                                                                (Unaudited)
                                                                       (in thousands)
ASSETS

Current assets:
  Cash and cash equivalents.................................     $   12,636        $      393
  Receivables, net..........................................        565,998           506,447
  Due from related parties..................................         98,973            75,429
  Short-term notes receivable from related parties..........      1,094,948                --
  Inventories...............................................        816,288           655,170
  Deferred income taxes.....................................          4,395            50,042
  Prepaid expenses and other current assets.................        145,819            49,428
                                                                 ----------        ----------
     Total current assets...................................      2,739,057         1,336,909
Property, plant and equipment...............................      1,483,894         1,608,514
Less accumulated depreciation...............................        651,157           738,731
                                                                 ----------        ----------
     Total property, plant and equipment, net...............        832,737           869,783
Long-term notes receivable from related parties.............         35,000            35,000
Investments in related parties..............................      1,895,245         1,895,245
Other investments...........................................        196,564           201,438
Intangible assets, net......................................      1,950,389         1,208,294
Other noncurrent assets.....................................        159,994            54,822
                                                                 ----------        ----------
     Total other noncurrent assets..........................      4,237,192         3,394,799
                                                                 ----------        ----------
     Total assets...........................................     $7,808,986        $5,601,491
                                                                 ==========        ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Portion of long-term debt due within one year.............     $  301,475        $   29,833
  Accounts payable..........................................        359,381           321,222
  Due to related parties....................................        327,252            96,221
  Other accrued liabilities.................................        310,140           224,384
                                                                 ----------        ----------
     Total current liabilities..............................      1,298,248           671,660
Long-term debt..............................................      4,384,136            23,932
Deferred income taxes.......................................          6,594           205,134
Deferred income.............................................         31,955            29,684
Other liabilities...........................................          5,517            12,684
Minority interest...........................................      1,595,088                --
Mandatorily Redeemable Series A Preferred shares............        325,000                --
Shareholders' equity:
  Common stock..............................................             11                --
  Additional capital........................................        135,385                --
  Retained earnings.........................................         26,303                --
  Accumulated other comprehensive income....................            749                --
  Parent company's investment...............................             --         4,658,397
                                                                 ----------        ----------
     Total shareholders' equity.............................        162,448         4,658,397
                                                                 ----------        ----------
     Total liabilities and shareholders' equity.............     $7,808,986        $5,601,491
                                                                 ==========        ==========

---------------
* Summarized from audited Fiscal Year 2001 balance sheet

     See notes to condensed consolidated and combined financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
          CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

                                                                     Six Months Ended
                                                           ------------------------------------
                                                           October 31, 2001    November 1, 2000
                                                               FY 2002             FY 2001
                                                           ----------------    ----------------
                                                                       (Unaudited)
                                                                      (in thousands)

Cash used for Operating Activities.......................     $(133,128)          $(340,544)
                                                              ---------           ---------
Cash Flows from Investing Activities:
  Capital expenditures...................................       (36,956)            (79,617)
  Acquisitions, net of cash acquired.....................      (781,300)           (121,453)
  Proceeds from divestitures.............................            --              40,595
  Investment in The Hain Celestial Group, Inc............            --             (79,743)
  Other items, net.......................................       (12,090)             (3,933)
                                                              ---------           ---------
     Cash used for investing activities..................      (830,346)           (244,151)
                                                              ---------           ---------
Cash Flows from Financing Activities:
  Payments on long-term debt.............................        (9,179)             (8,566)
  Proceeds from long-term debt...........................       751,059                  --
  Payments on commercial paper and short-term borrowings,
     net.................................................       (95,833)                 --
  Dividends..............................................        (5,564)           (202,518)
  Net parent advances....................................            --             795,181
  Proceeds from mandatorily redeemable Series A preferred
     shares..............................................       325,000                  --
  Other items, net.......................................           500                  --
                                                              ---------           ---------
     Cash provided by financing activities...............       965,983             584,097
                                                              ---------           ---------
Net increase (decrease) in cash and cash equivalents.....         2,509                (598)
Cash and cash equivalents, beginning of period...........        10,127               2,322
                                                              ---------           ---------
Cash and cash equivalents, end of period.................     $  12,636           $   1,724
                                                              =========           =========

     See notes to condensed consolidated and combined financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

                      NOTES TO CONDENSED CONSOLIDATED AND
                         COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

(1) On May 3, 2001, H.J. Heinz Company ("Heinz") reorganized its U.S. corporate structure and established two primary companies for the management of U.S. trademarks and for U.S. treasury functions. As a result, all of the business operations of Heinz's domestic operations ("the U.S. Group") are now being conducted by H.J. Heinz Finance Company and its wholly-owned subsidiaries, and H.J. Heinz Company, L.P. ("Heinz LP") collectively referred to as "HFC" in the accompanying notes. H.J. Heinz Finance Company has limited partnership interests in Heinz LP. H.J. Heinz Finance Company assumed primary liability for approximately $2.9 billion of Heinz's outstanding senior unsecured debt and accrued interest by becoming co-obligor with Heinz.

     Heinz LP owns or leases the operating assets involved in manufacturing throughout the United States which were contributed by Heinz and its subsidiaries, together with other assets and liabilities, to Heinz LP and manages the business. Heinz LP has two classes of limited partnership interests, Class A and Class B. H.J. Heinz Finance Company, directly and through wholly-owned subsidiaries, owns the Class B interests. Heinz, directly and through wholly-owned subsidiaries, owns the Class A interests. Heinz Management Company, a wholly-owned subsidiary of Heinz, is the managing General Partner of Heinz LP and employs the salaried personnel of the U.S. Group. The minority interest amounts on the October 31, 2001 statement of income and balance sheet represents the Class A and General Partner limited partnership interest in Heinz LP.

     The preparation of the November 1, 2000 and May 2, 2001 financial statements include the use of "carve out" and "push down" accounting procedures wherein certain assets, liabilities and expenses historically recorded or incurred at the parent company level or an affiliate of Heinz, which related to or were incurred on behalf of the U.S. Group, have been identified and allocated or pushed down as appropriate to reflect results of the U.S. Group for the periods presented. See Note (9), for a further discussion regarding Heinz parent company costs.

     As a result of finalizing the reorganization, certain assets and liabilities which are included in the May 2, 2001 "carve out" balance sheet, were not contributed to HFC. Substantially all finished goods inventories of the U.S. Group remained assets of Heinz and were not contributed to Heinz LP. These retained inventories result in reduced sales and operating results in Fiscal 2002 when compared to Fiscal 2001.

(2) The results for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year due to the seasonal nature of the business of HFC. In the opinion of management, all adjustments which are of a normal and recurring nature, necessary for a fair statement of the results of operations of these interim periods have been included.

(3)   INVENTORIES

     The composition of inventories at the balance sheet dates was as follows:

                                                            October 31,     May 2,
                                                               2001          2001
(in thousands)                                              -----------    --------
Finished goods and work-in-process........................   $613,293      $515,315
Packaging material and ingredients........................    202,995       139,855
                                                             --------      --------
                                                             $816,288      $655,170
                                                             ========      ========

(4)   TAXES

     The provision for income taxes consists of provisions for federal and state income taxes. The tax provision in the October 31, 2001 financial statements declined significantly given the non-taxable status of Heinz LP.

(5)   RESTRUCTURING

     In the fourth quarter of Fiscal 2001, Heinz announced a restructuring initiative named "Streamline" which includes an organizational restructuring aimed at reducing overhead costs and the consolidation of HFC's canned pet food production to Bloomsburg, Pennsylvania (which resulted in ceasing canned pet food production at HFC's Terminal Island, California facility).

     The major components of the restructuring charge and implementation costs and the remaining accrual balances as of October 31, 2001 were as follows:

                                                                 Employee
                                                                Termination
                                                   Non-Cash         and       Accrued
                                                     Asset       Severance     Exit     Implementation
     (in millions)                                Write-Downs      Costs       Costs        Costs        Total
     -------------                                -----------   -----------   -------   --------------   -----
     Restructuring and Implementation
       costs--Fiscal 2001.......................     $34.7         $15.4       $22.8        $11.8        $84.7
     Amounts utilized--Fiscal 2001..............     (34.7)         (5.8)       (1.7)       (11.8)       (54.0)
                                                     -----         -----       -----        -----        -----
     Accrued restructuring costs--May 2, 2001...        --           9.6        21.1           --         30.7
     Implementation costs--Fiscal 2002..........        --            --          --          1.2          1.2
     Amounts utilized--Fiscal 2002..............        --          (1.7)       (0.7)        (1.2)        (3.6)
     Liability assumed by related party--Fiscal
       2002.....................................        --          (3.8)       (0.6)          --         (4.4)
                                                     -----         -----       -----        -----        -----
     Accrued restructuring costs--October 31,
       2001.....................................     $  --         $ 4.1       $19.8        $  --        $23.9
                                                     =====         =====       =====        =====        =====

     During the first six months of Fiscal 2002, HFC incurred implementation costs totaling $1.2 million pretax, which consisted of incremental costs directly related to the implementation of the Streamline initiative. Pretax charges of $1.1 million were classified as cost of products sold and $0.1 million as selling, general and administrative expenses ("SG&A"). In addition, Heinz Management Company, a wholly-owned subsidiary of Heinz, assumed a portion of the HFC's restructuring liability as a result of the realignment that occurred on May 3, 2001.

     During the first six months of Fiscal 2002, HFC utilized $2.4 million of severance and exit cost accruals, principally for ceasing canned pet food production in its Terminal Island, California facility and its overhead reduction plan.

(6)   ACQUISITIONS

     During the second quarter of Fiscal 2002, HFC acquired Anchor Food Products branded retail business which includes the retail licensing rights to the T.G.I. Friday's brand of frozen snacks and appetizers and the Poppers brand of retail appetizer lines. Also during the second quarter of Fiscal 2002, HFC completed the acquisition of Delimex Holdings, Inc., a leading maker of frozen Mexican food products. Delimex is a leading U.S. producer of frozen taquitos, tightly rolled fried corn and flour tortillas with fillings such as beef, chicken or cheese. Delimex also makes quesadillas, tamales and rice bowls.

     During the first quarter of Fiscal 2002, HFC completed the acquisition of Borden Food Corporation's pasta sauce, dry bouillon and soup business. Under this transaction, HFC acquired such brands as Classico pasta sauces, Aunt Millie's pasta sauce, Mrs. Grass Recipe soups and Wyler's bouillons and soups. HFC also made a smaller acquisition.

     The above acquisitions have been accounted for as purchases and, accordingly, the respective purchase prices have been allocated to the respective assets and liabilities based upon their estimated fair values as of the acquisition dates. Final allocations of the purchase prices are not expected to differ significantly from the preliminary allocations. Operating results of the businesses acquired have been included in the consolidated and combined statements of income from the respective acquisition dates forward.

     Pro forma results of HFC, assuming all of the acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported.

(7)   RECENTLY ADOPTED ACCOUNTING STANDARDS

     In Fiscal 2001, HFC changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." Under the new accounting method, adopted retroactive to May 4, 2000, HFC recognizes revenue upon the passage of title, ownership and risk of loss to the customer. The cumulative effect adjustment of $4.8 million in net income as of May 4, 2000 was recognized during the first quarter of Fiscal 2001. The Fiscal 2001 six months amounts include the effect of the change in accounting for revenue recognition.

(8)   RECENTLY ISSUED ACCOUNTING STANDARDS

     In September 2000, the FASB Emerging Issues Task Force (the "EITF") issued new guidelines entitled "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products". In addition, during May 2000, the EITF issued new guidelines entitled "Accounting for Certain Sales Incentives". Both of these issues provide guidance primarily on income statement classification of consideration from a vendor to a purchaser of the vendor's products, including both customers and consumers. Generally, cash consideration is to be classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration.

     In the fourth quarter of Fiscal 2002, HFC will reclassify promotional payments to its customers and the cost of consumer coupons and other cash redemption offers from SG&A to net sales. SG&A would be correspondingly reduced such that net earnings would not be affected. HFC is currently assessing the impact both issues will have on net sales.

     In June 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually, and they provide guidelines for new disclosure requirements. These standards outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of SFAS Nos. 141 and 142 apply to all business combinations after June 30, 2001. The provisions of SFAS No. 142 for existing goodwill and other intangible assets are required to be implemented in the first quarter of Fiscal 2003. HFC is currently evaluating the impact of these standards on the consolidated financial statements.

     In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. This standard will be effective for HFC beginning in Fiscal 2003. HFC does not expect that the adoption of this standard will have a significant impact on the consolidated financial statements.

(9)   RELATED PARTY TRANSACTIONS

     Employee Costs

     Certain of Heinz's general and administrative expenses are allocated to HFC. In Fiscal 2001, total costs allocated include charges for salaries of corporate officers and staff and other Heinz corporate overhead. In Fiscal 2002, these costs primarily include a management charge of all salaried employee costs from the Heinz Management Company. Total costs charged to HFC for these services were $82.9 million and $5.7 million for the quarter ended October 31, 2001 and November 1, 2000, respectively, and $164.8 million and $12.6 million for the six months ended October 31, 2001 and November 1, 2000, respectively. These costs are recorded as cost of products sold and SG&A expense in the accompanying consolidated and combined statements of income.

     Heinz charges HFC for its share of group health insurance costs for eligible company employees based upon location-specific costs, overall insurance costs and loss experience incurred during a calendar year. In addition, various other insurance coverages are also provided to HFC through Heinz's consolidated programs. Workers compensation, auto, property, product liability and other insurance coverages are charged directly based on HFC's loss experience. Amounts charged to HFC for insurance costs were $17.3 million and $19.7 million for the quarter ended October 31, 2001 and November 1, 2000, respectively, and $32.7 million and $40.1 million for the six months ended October 31, 2001 and November 1, 2000, respectively, and are recorded in SG&A expense in the accompanying consolidated and combined statement of income.

     Pension costs and postretirement costs are also charged to HFC based upon eligible employees participating in the Plans.

     Cash Management

     In Fiscal 2001, the U.S. Group maintained a cash management arrangement with Heinz. On a daily basis, all available cash was deposited and disbursements were withdrawn. Heinz charged (credited) the U.S. Group's interest on the average daily balance maintained in the resulting intercompany account. Net interest expense related to this arrangement, included in the combined statement of income was $1.3 million for the quarter ended November 1, 2000 and $0.7 million for the six months ended November 1, 2000. The interest rate charged to or received by the U.S. Group was 6.32% for the six months ended November 1, 2000.

     Beginning in Fiscal 2002, HFC became the treasury center for cash management and debt financing for all of Heinz's domestic operations resulting in the $1.1 billion of short term notes receivable with related parties on the October 31, 2001 condensed consolidated balance sheet. An average interest rate of 3.72% was charged on these notes resulting in $9.6 million of interest income for the quarter ended October 31, 2001 and $20.6 million of interest income for the six months ended October 31, 2001.

     Product sales and purchases

     HFC sells and purchases products and services to and from other Heinz affiliates. The results of such transactions are the $99.0 million and $75.4 million balances due from related parties as of October 31, 2001 and May 2, 2001, respectively, and the $327.3 million and $96.2 million balances due to related parties as of October 31, 2001 and May 2, 2001, respectively. Sales to related parties were $11.9 million and $14.5 million for the quarter ended October 31, 2001 and November 1, 2000, respectively, and $24.2 million and $34.2 million in the six months ended October 31, 2001 and November 1, 2000, respectively, and purchases from related parties were $94.3 million and $126.2 million for the quarter ended October 31, 2001 and November 1, 2000, respectively, and $165.1 million and $240.6 million in the six months ended October 31, 2001 and November 1, 2000, respectively.

     Other related party items

     HFC sells undivided interests in certain accounts receivable to a Heinz affiliate, Receivables Servicing Company ("RSC"). HFC sold $619.2 million and $1,291.0 million of receivables net of discount expense of $2.8 million and $9.4 million for the six months ended October 31, 2001 and the year ended May 2, 2001, respectively, to RSC. As of October 31, 2001 and May 2, 2001, respectively, HFC had $80.0 million and $126.9 million of receivables sold to RSC. These sales were reflected as reductions of trade accounts receivable. HFC ceased the factoring of its receivables to RSC in October 2001. HFC's contract with RSC will terminate in December 2001.

     Until the fourth quarter of Fiscal 2001, HFC had outstanding notes receivable from Heinz affiliates which were used for working capital purposes and to fund acquisitions. The short-term notes had interest rates ranging from 6.50% to 7.00%. The long-term notes had interest rates ranging from 6.75% to 7.50% with a maturity of May 2003. Interest income earned by HFC related to these receivables was $30.6 million for the quarter ended November 1, 2000 and $57.7 million for the six months ended November 1, 2000. In the fourth quarter of Fiscal 2001, these notes receivable from related parties were exchanged by HFC with a subsidiary of Heinz, PM Holding, Inc. ("PM Holding"), for $1.9 billion of non-voting, 6.5% cumulative non-participating preferred stock of PM Holding. This dividend amounted to $30.6 million for the quarter ended October 31, 2001 and $69.1 million for the first six months of Fiscal 2002. This preferred stock investment is recorded in the Investments in related parties balance on the condensed consolidated and combined balance sheets as of October 31, 2001 and May 2, 2001.

     HFC paid royalties of $46.5 million and $26.6 million for the quarter ended October 31, 2001 and November 1, 2000 and $69.6 million and $50.7 million for the six months ended October 31, 2001 and November 1, 2000, respectively, to Promark International, Inc., an indirect subsidiary of Heinz, for the use of trademarks.

     The $35.0 million long-term note receivable from related parties recorded on the accompanying condensed consolidated and combined balance sheets relates to a receivable from Heinz that was contributed to HFC in exchange for common stock of HFC.

     HFC received an administrative fee from Heinz for acting as the agent in the sale of the retained inventory discussed in Note (1). This fee was $0.8 million for the quarter ended October 31, 2001 and $10.4 million for the six months ended October 31, 2001, which is recorded as income in SG&A expense in the accompanying consolidated statement of income.

(10) On September 6, 2001, HFC, Heinz and a group of domestic and international banks entered into a $1.50 billion credit agreement which expires in September 2006 and an $800 million credit agreement which expires in September 2002. These credit agreements, which support HFC's commercial paper program, replaced the $2.30 billion credit agreement which expired on September 6, 2001. As of October 31, 2001, $1.3 billion of commercial paper was outstanding and classified as long-term debt due to the long-term nature of the supporting credit agreement.

     On July 6, 2001, HFC raised $325 million via the issuance of Voting Cumulative Preferred Stock, Series A with a liquidation preference of $100,000 per share. The Series A Preferred shares are entitled to receive quarterly dividends at a rate of 6.226% per annum and are required to be redeemed for cash on July 15, 2008. In addition, HFC issued $750 million of 6.625% Guaranteed Notes due July 15, 2011 which are guaranteed by Heinz. The proceeds were used for general corporate purposes, including retiring commercial paper borrowings, financing acquisitions and ongoing operations.

(11) COMPREHENSIVE INCOME

                                                          Second Quarter   Six Months
                                                              Ended           Ended
                                                          --------------   -----------
                                                           October 31,     October 31,
                                                               2001           2001
(in thousands)                                               FY 2002         FY 2002
--------------                                            --------------   -----------
Net income..............................................     $15,960         $31,867
Deferred gains/(losses) on derivatives:
  Net change from periodic revaluations.................        (657)            986
  Net amount reclassified to earnings...................        (114)             24
                                                             -------         -------
Comprehensive income....................................     $15,189         $32,877
                                                             =======         =======

(12) FINANCIAL INSTRUMENTS

     HFC utilizes certain financial instruments to manage its commodity price and interest rate exposures.

     COMMODITY PRICE HEDGING: HFC uses commodity futures and options in order to reduce price risk associated with anticipated purchases of raw materials such as corn, soybean oil and soybean meal. Commodity price risk arises due to factors such as weather conditions, government regulations, economic climate and other unforeseen circumstances. Hedges of anticipated commodity purchases which meet the criteria for hedge accounting are designated as cash flow hedges. When using a commodity option as a hedging instrument, HFC excludes the time value of the option from the assessment of hedge effectiveness.

     INTEREST RATE HEDGING: HFC uses interest rate swaps to manage interest rate exposure. These derivatives are designated as cash flow hedges or fair value hedges depending on the nature of the particular risk being hedged.

     During Fiscal 2002, HFC entered into interest rate swap agreements to convert the interest rate exposure on certain of HFC's existing long-term debt from fixed to floating. The weighted average fixed rate of the associated debt is 6.433%. The aggregate notional amount of these swaps is $1.3 billion and their average duration is 12 years.

     HEDGE INEFFECTIVENESS: During the six months ended October 31, 2001, hedge ineffectiveness related to cash flow hedges was immaterial.

     DEFERRED HEDGING GAINS AND LOSSES: As of October 31, 2001, HFC is hedging forecasted transactions for periods not exceeding 12 months, and expects $0.7 million of net deferred gain reported in accumulated other comprehensive income to be reclassified to earnings within that time frame.

                                                                  EXHIBIT 99(II)

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

       RESTATED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                 FOR THE QUARTERLY PERIOD ENDED AUGUST 1, 2001

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
            RESTATED CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

                                                                    First Quarter Ended
                                                              -------------------------------
                                                              August 1, 2001   August 2, 2000
                                                                 FY 2002          FY 2001
                                                              --------------   --------------
                                                                        (Unaudited)
                                                                      (in thousands)
Sales.......................................................     $556,739        $1,096,464
Cost of products sold.......................................      320,320           653,899
                                                                 --------        ----------
Gross profit................................................      236,419           442,565
Selling, general and administrative expenses................      134,078           238,115
Royalty expense to related parties..........................       23,098            24,092
                                                                 --------        ----------
Operating income............................................       79,243           180,358
Interest income.............................................       11,763            27,975
Interest expense............................................       52,173             1,661
Dividends from related parties..............................       38,519                --
Other income/(expense)......................................          202            (3,607)
                                                                 --------        ----------
Income before income taxes, minority interest and cumulative
  effect of accounting change...............................       77,554           203,065
Provision for income taxes..................................        9,342            75,134
                                                                 --------        ----------
Income before minority interest and cumulative effect of
  accounting change.........................................       68,212           127,931
Minority interest...........................................      (52,305)               --
                                                                 --------        ----------
Income before cumulative effect of accounting change........       15,907           127,931
Cumulative effect of accounting change......................           --            (4,849)
                                                                 --------        ----------
Net income..................................................     $ 15,907        $  123,082
                                                                 ========        ==========

See notes to restated condensed consolidated and combined financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
          RESTATED CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

                                                              August 1, 2001    May 2, 2001*
                                                                 FY 2002          FY 2001
                                                              --------------    ------------
                                                               (Unaudited)
                                                                      (in thousands)
ASSETS

Current assets:
  Cash and cash equivalents.................................    $   17,682       $      393
  Receivables, net..........................................       372,675          506,447
  Due from related parties..................................       131,174           75,429
  Short-term notes receivable from related parties..........     1,032,999               --
  Inventories...............................................       631,923          655,170
  Deferred income taxes.....................................           575           50,042
  Prepaid expenses and other current assets.................       100,723           49,428
                                                                ----------       ----------
     Total current assets...................................     2,287,751        1,336,909
Property, plant and equipment...............................     1,482,055        1,608,514
Less accumulated depreciation...............................       679,038          738,731
                                                                ----------       ----------
     Total property, plant and equipment, net...............       803,017          869,783
Long-term notes receivable from related parties.............        35,000           35,000
Investments in related parties..............................     1,907,245        1,895,245
Other investments...........................................       195,104          201,438
Intangible assets, net......................................     1,479,971        1,208,294
Other noncurrent assets.....................................        65,826           54,822
                                                                ----------       ----------
     Total other noncurrent assets..........................     3,683,146        3,394,799
                                                                ----------       ----------
     Total assets...........................................    $6,773,914       $5,601,491
                                                                ==========       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Portion of long-term debt due within one year.............    $  303,201       $   29,833
  Accounts payable..........................................       232,008          321,222
  Due to related parties....................................       226,348           96,221
  Other accrued liabilities.................................       248,857          224,384
                                                                ----------       ----------
     Total current liabilities..............................     1,010,414          671,660
Long-term debt..............................................     3,705,999           23,932
Deferred income taxes.......................................         4,413          205,134
Deferred income.............................................        28,160           29,684
Other liabilities...........................................         5,677           12,684
Minority interest...........................................     1,542,869               --
Mandatorily Redeemable Series A Preferred shares............       325,000               --
Shareholders' equity:
  Common stock..............................................            11               --
  Additional capital........................................       135,385               --
  Retained earnings.........................................        14,466               --
  Accumulated other comprehensive income....................         1,520               --
  Parent company's investment...............................            --        4,658,397
                                                                ----------       ----------
     Total shareholders' equity.............................       151,382        4,658,397
                                                                ----------       ----------
     Total liabilities and shareholders' equity.............    $6,773,914       $5,601,491
                                                                ==========       ==========

---------------
* Summarized from audited Fiscal Year 2001 balance sheet

See notes to restated condensed consolidated and combined financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
     RESTATED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

                                                                    First Quarter Ended
                                                              --------------------------------
                                                              August 1, 2001    August 2, 2000
                                                                 FY 2002           FY 2001
                                                              --------------    --------------
                                                                        (Unaudited)
                                                                       (in thousands)

Cash used for Operating Activities..........................    $(128,005)         $(12,250)
                                                                ---------          --------
Cash Flows from Investing Activities:
  Capital expenditures......................................       (2,556)          (35,528)
  Acquisitions, net of cash acquired........................     (290,200)         (128,813)
  Investment in The Hain Celestial Group, Inc...............           --           (79,743)
  Other items, net..........................................      (20,978)           (9,457)
                                                                ---------          --------
     Cash used for investing activities.....................     (313,734)         (253,541)
                                                                ---------          --------
Cash Flows from Financing Activities:
  Payments on long-term debt................................       (7,167)           (5,884)
  Proceeds from long-term debt..............................      748,959                --
  Payments on commercial paper and short-term borrowings,
     net....................................................     (617,998)               --
  Dividends.................................................           --          (103,019)
  Net parent advances.......................................           --           381,596
  Proceeds from mandatorily redeemable Series A preferred
     shares.................................................      325,000                --
  Other items, net..........................................          500                --
                                                                ---------          --------
     Cash provided by financing activities..................      449,294           272,693
                                                                ---------          --------
Net increase in cash and cash equivalents...................        7,555             6,902
Cash and cash equivalents, beginning of period..............       10,127             2,322
                                                                ---------          --------
Cash and cash equivalents, end of period....................    $  17,682          $  9,224
                                                                =========          ========

See notes to restated condensed consolidated and combined financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

                  NOTES TO RESTATED CONDENSED CONSOLIDATED AND
                         COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

(1) Subsequent to the issuance of the financial statements as of and for the three months ended August 1, 2001, management determined that certain adjustments relating to the sale of inventories retained by H.J. Heinz Company ("Heinz") were required. As a result of the aforementioned adjustments, the effect on the financial statements was as follows:

                                                   As Previously Reported    As Restated
                                                   ----------------------    -----------
Sales............................................        $  530,120          $  556,739
Gross profit.....................................           270,967             236,419
Selling general and administrative expense.......           126,455             134,078
Royalty expense to related parties...............            45,280              23,098
Operating income.................................            99,232              79,243
Minority interest................................            71,295              52,305
Net income.......................................            16,536              15,907
Due from related parties.........................           110,750             131,174
Inventories......................................           672,336             631,923
Total assets.....................................         6,793,903           6,773,914
Minority interest................................         1,561,859           1,542,869
Shareholders' equity.............................           152,011             151,382
Cash used for operating activities...............          (118,569)           (128,005)
Capital expenditures.............................           (11,992)             (2,556)
Cash used for investing activities...............          (323,170)           (313,734)

(2) On May 3, 2001, Heinz reorganized its U.S. corporate structure and established two primary companies for the management of U.S. trademarks and for U.S. treasury functions. As a result, all of the business operations of Heinz's domestic operations ("the U.S. Group") are now being conducted by H.J. Heinz Finance Company and its wholly-owned subsidiaries, and H.J. Heinz Company, L.P. ("Heinz LP"), collectively referred to as "HFC" in the accompanying notes. H.J. Heinz Finance Company has limited partnership interests in Heinz LP. H.J. Heinz Finance Company assumed primary liability for approximately $2.9 billion of Heinz's outstanding senior unsecured debt and accrued interest by becoming co-obligor with Heinz.

     Heinz LP owns or leases the operating assets involved in manufacturing throughout the United States which were contributed by Heinz and its subsidiaries, together with other assets and liabilities, to Heinz LP and manages the business. Heinz LP has two classes of limited partnership interests, Class A and Class B. H.J. Heinz Finance Company, directly and through wholly-owned subsidiaries, owns the Class B interests. Heinz, directly and through wholly-owned subsidiaries, owns the Class A interests. Heinz Management Company, a wholly-owned subsidiary of Heinz, is the managing General Partner of Heinz LP and employs the salaried personnel of the U.S. Group. The minority interest amounts on the August 1, 2001 statement of income and balance sheet represents the Class A and General Partner limited partnership interest in Heinz LP.

     The preparation of the August 2, 2000 and May 2, 2001 financial statements include the use of "carve out" and "push down" accounting procedures wherein certain assets, liabilities and expenses historically recorded or incurred at the parent company level or an affiliate of Heinz, which related to or were incurred on behalf of the U.S. Group, have been identified and allocated or pushed down as appropriate to reflect results of the U.S. Group for the periods presented. See Note (10), for a further discussion regarding Heinz parent company costs.

     As a result of finalizing the reorganization, certain assets and liabilities which are included in the May 2, 2001 "carve out" balance sheet, were not contributed to HFC. Substantially all finished goods inventories of the U.S. Group remained assets of Heinz and were not contributed to Heinz LP. These retained inventories result in reduced sales and operating results in Fiscal 2002 when compared to Fiscal 2001.

(3) The results for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year due to the seasonal nature of the business of HFC. In the opinion of management, all adjustments which are of a normal and recurring nature, necessary for a fair statement of the results of operations of these interim periods have been included.

(4)   INVENTORIES

     The composition of inventories at the balance sheet dates was as follows:

                                                             August 1,     May 2,
                                                               2001         2001
(in thousands)                                               ---------    --------
Finished goods and work-in-process.........................  $506,832     $515,315
Packaging material and ingredients.........................   125,091      139,855
                                                             --------     --------
                                                             $631,923     $655,170
                                                             ========     ========

(5)   TAXES

     The provision for income taxes consists of provisions for federal and state income taxes. The tax provision in the August 1, 2001 financial statements declined significantly given the non-taxable status of Heinz LP.

(6)   RESTRUCTURING

     In the fourth quarter of Fiscal 2001, Heinz announced a restructuring initiative named "Streamline" which includes an organizational restructuring aimed at reducing overhead costs and the consolidation of HFC's canned pet food production to Bloomsburg, Pennsylvania (which resulted in ceasing canned pet food production at HFC's Terminal Island, California facility).

     The major components of the restructuring charge and implementation costs and the remaining accrual balances as of August 1, 2001 were as follows:

                                                            Employee
                                                           Termination
                                              Non-Cash         and       Accrued
                                                Asset       Severance     Exit     Implementation
     (in millions)                           Write-Downs      Costs       Costs        Costs        Total
     -------------                           -----------   -----------   -------   --------------   -----
     Restructuring and Implementation
       costs--Fiscal 2001..................     $34.7         $15.4       $22.8        $11.8        $84.7
     Amounts utilized--Fiscal 2001.........     (34.7)         (5.8)       (1.7)       (11.8)       (54.0)
                                                -----         -----       -----        -----        -----
     Accrued restructuring costs--May 2,
       2001................................        --           9.6        21.1           --         30.7
     Implementation costs--Fiscal 2002.....        --            --          --          1.2          1.2
     Amounts utilized--Fiscal 2002.........        --          (1.7)       (0.5)        (1.2)        (3.4)
     Liability assumed by related
       party--Fiscal 2002..................        --          (3.8)       (0.6)          --         (4.4)
                                                -----         -----       -----        -----        -----
     Accrued restructuring costs--August 1,
       2001................................     $  --         $ 4.1       $20.0        $  --        $24.1
                                                =====         =====       =====        =====        =====

     During the first quarter of Fiscal 2002, HFC incurred implementation costs totaling $1.2 million pretax, which consisted of incremental costs directly related to the implementation of the Streamline initiative. Pretax charges of $1.1 million were classified as cost of products sold and $0.1 million as selling, general and administrative expenses ("SG&A"). In addition, Heinz Management Company, a wholly-owned subsidiary of Heinz, assumed a portion of the HFC's restructuring liability as a result of the realignment that occurred on May 3, 2001.

     During the first quarter of Fiscal 2002, HFC utilized $2.2 million of severance and exit cost accruals, principally for ceasing canned pet food production in its Terminal Island, California facility and its overhead reduction plan.

(7)   ACQUISITIONS

     During the first quarter of Fiscal 2002, HFC completed the acquisition of Borden Food Corporation's pasta sauce and dry bouillon and soup business. Under this transaction, HFC acquired such brands as Classico pasta sauces, Aunt Millie's pasta sauce, Mrs. Grass Recipe soups, Wyler's bouillons and soups. HFC also made another smaller acquisition.

     The above acquisitions have been accounted for as purchases and, accordingly, the respective purchase prices have been allocated to the respective assets and liabilities based upon their estimated fair values as of the acquisition dates. Final allocations of the purchase prices are not expected to differ significantly from the preliminary allocations. Operating results of the businesses acquired have been included in the consolidated and combined statements of income from the respective acquisition dates forward.

     Pro forma results of HFC, assuming all of the acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported.

(8)   RECENTLY ADOPTED ACCOUNTING STANDARDS

     In Fiscal 2001, HFC changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." Under the new accounting method, adopted retroactive to May 4, 2000, HFC recognizes revenue upon the passage of title, ownership and risk of loss to the customer. The cumulative effect adjustment of $4.8 million in net income as of May 4, 2000 was recognized during the first quarter of Fiscal 2001. The Fiscal 2001 first quarter amounts include the effect of the change in accounting for revenue recognition.

(9)   RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually, and they provide guidelines for new disclosure requirements. These standards outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of SFAS Nos. 141 and 142 apply to all business combinations after June 30, 2001. The provisions of SFAS No. 142 for existing goodwill and other intangible assets are required to be implemented in the first quarter of Fiscal 2003. HFC is currently evaluating the impact of these standards on the consolidated financial statements.

     In September 2000, the FASB Emerging Issues Task Force (the "EITF") issued new guidelines entitled "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products," which address the income statement classification of consideration from a vendor to a retailer. These guidelines will be effective for HFC beginning in the fourth quarter of Fiscal 2002. The implementation of these guidelines will require HFC to make reclassifications between SG&A and sales, the amounts of which have not yet been determined.

     In May 2000, the EITF issued new guidelines entitled "Accounting for Certain Sales Incentives" which addresses the recognition, measurement and income statement classification for certain sales incentives (e.g., coupons). These guidelines will be effective for HFC beginning in the fourth quarter of Fiscal 2002. The implementation of these guidelines will require HFC to make reclassifications between SG&A and sales, the amounts of which have not yet been determined.

(10) RELATED PARTY TRANSACTIONS

     Employee Costs

     Certain of Heinz's general and administrative expenses are allocated to HFC. In Fiscal 2001, total costs allocated include charges for salaries of corporate officers and staff and other Heinz corporate overhead. In Fiscal 2002, these costs primarily include a management charge of all salaried employee costs from the Heinz Management Company. Total costs charged to HFC for these services were $82.0 million and $6.9 million for the three months ended August 1, 2001 and August 2, 2000, respectively. These costs are recorded as cost of products sold and SG&A expense in the accompanying consolidated and combined statements of income.

     Heinz charges HFC for its share of group health insurance costs for eligible company employees based upon location-specific costs, overall insurance costs and loss experience incurred during a calendar year. In addition, various other insurance coverages are also provided to HFC through Heinz's consolidated programs. Workers compensation, auto, property, product liability and other insurance coverages are charged directly based on HFC's loss experience. Amounts charged to HFC for insurance costs were $15.4 million and $20.4 million for the three months ended August 1, 2001 and August 2, 2000, respectively, and are recorded in SG&A expense in the accompanying consolidated and combined statement of income.

     Pension costs and postretirement costs are also charged to HFC based upon eligible employees participating in the Plans.

     Cash Management

     In Fiscal 2001, the U.S. Group maintained a cash management arrangement with Heinz. On a daily basis, all available cash was deposited and disbursements were withdrawn. Heinz charged (credited) the U.S. Group's interest on the average daily balance maintained in the resulting intercompany account. Net interest income related to this arrangement, included in the combined statement of income for August 2, 2000 was $0.6 million. The interest rate charged to or received by the U.S. Group was 5.4% for the three months ended August 2, 2000.

     Beginning in Fiscal 2002, HFC became the treasury center for cash management and debt financing for all of Heinz's domestic operations resulting in the $1.0 billion of short term notes receivable with related parties on the August 1, 2001 condensed consolidated balance sheet. An average interest rate of 3.93% was charged on these notes resulting in $11.0 million of interest income recorded on the August 1, 2001 consolidated statement of income.

     Product sales and purchases

     HFC sells and purchases products and services to and from other Heinz affiliates. The results of such transactions are the $131.2 million and $75.4 million balances due from related parties as of August 1, 2001 and May 2, 2001, respectively, and the $226.3 million and $96.2 million balances due to related parties as of August 1, 2001 and May 2, 2001, respectively. Sales to related parties were $12.3 million and $19.7 million in the three months ended August 1, 2001 and August 2, 2000, respectively, and purchases from related parties were

     $70.8 million and $114.3 million in the three months ended August 1, 2001 and August 2, 2000, respectively.

     Other related party items

     HFC sells undivided interests in certain accounts receivable to a Heinz affiliate, Receivables Servicing Company (RSC). HFC sold $318.6 million and $1,291.0 million of receivables net of discount expense of $1.6 million and $9.4 million for the quarter ended August 1, 2001 and the year ended May 2, 2001, respectively, to RSC. As of August 1, 2001 and May 2, 2001, respectively, HFC had $130.1 million and $126.9 million of receivables sold to RSC. These sales were reflected as reductions of trade accounts receivable. HFC's contract with RSC will terminate in December 2001.

     Until the fourth quarter of Fiscal 2001, HFC had outstanding notes receivable from Heinz affiliates which were used for working capital purposes and to fund acquisitions. The short-term notes had interest rates ranging from 6.50% to 7.00%. The long-term notes had interest rates ranging from 6.75% to 7.50% with a maturity of May 2003. Interest income earned by HFC related to these receivables was $27.2 million for the three months ended August 2, 2000. In the fourth quarter of Fiscal 2001, these notes receivable from related parties were exchanged by HFC with a subsidiary of Heinz, PM Holding, Inc. ("PM Holding"), for $1.9 billion of non-voting, 6.5% cumulative non-participating preferred stock of PM Holding. This dividend amounted to $38.5 million for the first three months of Fiscal 2002. This preferred stock investment is recorded in the Investments in related parties balance on the condensed consolidated and combined balance sheets as of August 1, 2001 and May 2, 2001.

     HFC paid royalties of $23.1 million and $24.1 million for the quarter ended August 1, 2001 and August 2, 2000, respectively, to Promark International, Inc., an indirect subsidiary of Heinz, for the use of trademarks.

     The $35.0 million long-term note receivable from related parties recorded on the accompanying condensed consolidated and combined balance sheets relates to a receivable from Heinz that was contributed to HFC in exchange for common stock of HFC.

(11) On September 6, 2001, HFC, Heinz and a group of domestic and international banks entered into a $1.50 billion credit agreement which expires in September 2006 and an $800 million credit agreement which expires in September 2002. These credit agreements, which support HFC's commercial paper program, replaced the $2.30 billion credit agreement which expired on September 6, 2001. As of August 1, 2001, $673 million of commercial paper was outstanding and classified as long-term debt due to the long-term nature of the supporting credit agreement.

     On July 6, 2001, HFC raised $325 million via the issuance of Voting Cumulative Preferred Stock, Series A with a liquidation preference of $100,000 per share. The Series A Preferred shares are entitled to receive quarterly dividends at a rate of 6.226% per annum and are required to be redeemed for cash on July 15, 2008. In addition, HFC issued $750 million of 6.625% Guaranteed Notes due July 15, 2011 which are guaranteed by Heinz. The proceeds were used for general corporate purposes, including retiring commercial paper borrowings, financing acquisitions and ongoing operations.

(12) COMPREHENSIVE INCOME

                                                              First Quarter Ended
                                                              -------------------
                                                                August 1, 2001
(in thousands)                                                      FY 2002
--------------                                                -------------------
Net income..................................................        $15,907
Deferred gains on derivatives:
  Net change from periodic revaluations.....................          1,643
  Net amount reclassified to earnings.......................            138
                                                                    -------
Comprehensive income........................................        $17,688
                                                                    =======

(13) FINANCIAL INSTRUMENTS

     HFC utilizes certain financial instruments to manage its commodity price and interest rate exposures.

     COMMODITY PRICE HEDGING: HFC uses commodity futures and options in order to reduce price risk associated with anticipated purchases of raw materials such as corn, soybean oil and soybean meal. Commodity price risk arises due to factors such as weather conditions, government regulations, economic climate and other unforeseen circumstances. Hedges of anticipated commodity purchases which meet the criteria for hedge accounting are designated as cash flow hedges. When using a commodity option as a hedging instrument, HFC excludes the time value of the option from the assessment of hedge effectiveness.

     INTEREST RATE HEDGING: HFC uses interest rate swaps to manage interest rate exposure. These derivatives are designated as cash flow hedges or fair value hedges depending on the nature of the particular risk being hedged.

     HEDGE INEFFECTIVENESS: During the quarter ended August 1, 2001, hedge ineffectiveness related to cash flow hedges was a net loss of $0.1 million, which is reported in the consolidated statements of income as other expenses.

     DEFERRED HEDGING GAINS AND LOSSES: As of August 1, 2001, HFC is hedging forecasted transactions for periods not exceeding 12 months, and expects $1.5 million of net deferred gain reported in accumulated other comprehensive income to be reclassified to earnings within that time frame.

(14) SUBSEQUENT EVENTS

     On August 2, 2001, HFC announced that it acquired Delimex Holdings, Inc. ("Delimex"), a leading maker of frozen Mexican food products, from Fenway Partners. Delimex is a leading U.S. producer of frozen taquitos, tightly rolled fried corn and flour tortillas with fillings such as beef, chicken or cheese. Delimex also makes quesadillas, tamales and rice bowls.